INCENTRA SOLUTIONS, INC.
1140 Pearl Street
Boulder, CO 80302

June 5, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Filing Desk
Elaine Wolff, Branch Chief,
Office of Small Business Policy

Re:         Incentra Solutions, Inc.
Registration Statement on Form S-1
Registration Statement No. 333-142738

Ladies and Gentlemen:

Incentra Solutions, Inc. hereby requests that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective by 4 p.m., New York City time, on Friday, June 6, 2008, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

1.            should the Securities and Exchange Commission (the “Commission”) or
the Commission staff, acting pursuant to delegated authority, declare the
Registration Statement effective, the Commission shall not be foreclosed from taking any action with respect to the Registration Statement;

2.            the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

3.            the Company may not assert the acceleration of the effectiveness of the
Registration Statement pursuant to this request as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Securities and Exchange Commission
June 5, 2008

Please notify Megan J. Penick of Pryor Cashman LLP at 212-326-0473 when the Registration Statement is declared effective.

Very truly yours,

INCENTRA SOLUTIONS, INC.

By:	/s/ Anthony DiPaolo
Name: Anthony DiPaolo Title: Chief Executive Officer